Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Passenger Electric Mobility Limited, a Wholly Owned Subsidiary of the Company acquires Ford India Private Limited’s Vehicle Manufacturing Plant at Sanand, Gujarat

Mumbai, August 8, 2022: Further to our filing dated May 30, 2022, we hereby wish to inform you that Tata Passenger Electric Mobility Limited (“TPEML”), a subsidiary of Tata Motors limited (“Tata Motors” / “Company”) and Ford India Private Limited (“FIPL”) have executed an Unit Transfer Agreement (“UTA”) for the acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat which, inter-alia, includes: (i) entire land & buildings; (ii) Vehicle Manufacturing Plant along with machinery and equipment situated therein; and (iii) transfer of all eligible employees of FIPL’s vehicle manufacturing operations at Sanand [each of (i), (ii) and (iii) collectively referred to as “Sanand Unit”] for a total consideration, exclusive of taxes, of ₹725.7 crore (Rupees Seven Hundred Twenty Five Crore and Seventy Lakh). FIPL will continue to operate its Powertrain Manufacturing Facility by leasing back the land and buildings of the Powertrain Manufacturing Plant from TPEML on mutually agreed terms. TPEML has agreed to offer employment to the eligible employees of FIPL’s Powertrain Manufacturing Plant in the event of FIPL’s cessation of such operations. The completion of the transaction will be subject to the receipt of relevant approvals of the government authorities and fulfilment of customary condition precedents. Government of Gujarat, TPEML and FIPL have already executed a tripartite MoU on May 30, 2022 to support all relevant approvals for the above transaction.

Relevant particulars in relation to the Transaction, as required under the SEBI Circular No. CIR/CFD/ CMD/4/2015 dated September 9, 2015 are reproduced hereunder in Annexure I and a press release marked as Annexure II is also reproduced hereunder.

We would request you to please take note of the above and bring the same to the notice of all concerned.

Annexure I

Disclosure under Regulation 30 read with Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015 and SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Details required	Required information
	Name(s) of parties with whom the agreement is entered	TPEML and FIPL.
	Purpose of entering into the agreement	The UTA has been executed for transfer of FIPL’s Sanand Unit to TPEML.
	Shareholding, if any, in the entity with whom the agreement is executed	Neither Tata Motors nor TPEML owns any shares in FIPL. TPEML is a subsidiary of Tata Motors.
	Size of the agreement	₹725.70 Crore (Indian Rupees Seven Hundred Twenty Five Crores and Seventy Lakh), excluding taxes

Significant  terms  of  the  agreement  (in  brief)  special  rights  like  right  to  appoint directors,  first  right  to  share  subscription  in  case  of  issuance  of  shares,  right  to restrict any change in capital structure, etc.

The Transaction is subject to closing conditions, including receipt of approvals from relevant government authorities and fulfilment of other customary condition precedents.

As part of the Transaction, Tata Motors has agreed to backstop certain identified performance and financial obligations of TPEML.

Sr. No.	Details required	Required information
	Whether, the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship	TPEML being a subsidiary is a related party of Tata Motors. FIPL is not related to the promoter/ promoter group companies of Tata Motors or TPEML.
	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	The transaction would not fall within related party transaction.
	In case of issuance of shares to the parties, details of issue price, class of shares issued	Not Applicable

In case of loan agreements, details of lender, nature of the loan, total amount of  loan  granted,  total  amount  outstanding,  date  of  execution  of  the  loan agreement / sanction  letter,  details  of  the  security  provided  to  the  lenders  for such loan

Not Applicable
	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.	Not applicable

In  case  of  termination  or  amendment  of  agreement,  listed  entity  shall  disclose additional details to the stock exchange(s):

a) name of parties to the agreement;

b) nature of the agreement;

c) date of execution of the agreement;

d) details of amendment and impact thereof or reasons of termination and impact thereof.

Not Applicable

Annexure II

Tata Motors signs Definitive Agreement for the acquisition of Ford India’s Sanand plant

Mumbai, August 7, 2022: Tata Passenger Electric Mobility Limited (TPEML), a subsidiary of Tata Motors Ltd, and Ford India Private Limited (FIPL), have today signed a Unit Transfer Agreement (UTA) for the acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat, which inter-alia includes: (i) entire land & buildings; (ii) Vehicle Manufacturing Plant along with machinery and equipment situated therein; and (iii) transfer of all eligible employees of FIPL’s vehicle manufacturing operations at Sanand, for a total consideration, exclusive of taxes, of ₹725.7 crore (Seven Hundred Twenty Five Crores and Seventy Lakhs).

FIPL will continue to operate its Powertrain Manufacturing Facility by leasing back the land and buildings of the Powertrain Manufacturing Plant from TPEML on mutually agreed terms. TPEML has agreed to offer employment to the eligible employees of FIPL’s Powertrain Manufacturing Plant in the event of FIPL’s cessation of such operations.

The closure of the transaction will be subject to the receipt of relevant approvals from the government authorities and fulfilment of customary condition precedents. The government of Gujarat, TPEML and FIPL have already executed a tripartite MoU on 30th May 2022 to support all relevant approvals for the above transaction.

Tata Motors Passenger Vehicles business has delivered market beating growth over the last few years and has strong plans to sustain this momentum, with its robust pipeline of future ready “New Forever” products and proactive investments in electric vehicles. With our manufacturing capacity nearing saturation, this acquisition is timely and a win-win for all stakeholders. It will unlock a state-of-the-art manufacturing capacity of 300,000 units per annum which is scalable to 420,000 units per annum.

TPEML would make the necessary investments to reconfigure the plant to adapt to Tata Motors' existing and future vehicle platforms. The unit is adjacent to the existing manufacturing facility of Tata Motors Passenger Vehicles Limited at Sanand, which should help in a smooth transition.

Announcing this, Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited, said, “The agreement with FIPL signed today is beneficial to all stakeholders and reflects Tata Motors strong aspiration to further strengthen its market position in the Passenger Vehicles segment and to continue to build on its leadership position in the Electric Vehicle segment. It will accelerate the growth and development of the Indian auto industry by taking a progressive step forward towards building a future ready Atmanirbhar Bharat”.

“Today’s announcement marks an important step forward in Ford’s ongoing business restructuring in India, which is part of our Ford+ plan for strategic transformation. With the transfer of employment for eligible vehicle manufacturing employees included in the agreement, this milestone also highlights our best effort in caring for those impacted by the restructuring,” said Steve Armstrong, Transformation Officer of Ford Motor Company.

“The shared values of trust, ethics and putting people first were the driving force behind our agreement with Tata Motors. We are confident that both the state-of-the-art manufacturing set-up as well as the world-class talent will continue to prosper under the new leadership and help Tata Motors to scale new heights,” Armstrong added.

Both TPEML and FIPL will work together over the next few months to satisfy all the condition precedents and obtain the required regulatory approvals for the closure of the transaction.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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